Exhibit 99.2

2019 ANNUAL GENERAL MEETING

OF SHAREHOLDERS

PROQR THERAPEUTICS N.V.

_

NOTICE AND AGENDA

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9 |  2333 CK LEIDEN  |  THE NETHERLANDS |  +31 88 166 7000 |  WWW.PROQR.COM

Notice for the AGM

The 2019 annual general meeting of shareholders of ProQR Therapeutics N.V. (the “Company”) will take place on Tuesday, May 21, 2019, at 16:00 hours CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands (the “AGM”).

Agenda for the AGM

The agenda for the AGM, as proposed by the Company’s Management Board (the “Management Board”) and the Company’s Supervisory Board (the “Supervisory Board”), is as follows:

1.             Opening of the AGM

2.             Report of the Management Board for the financial year 2018 (discussion item)

3.             Disclosure of remuneration in the annual accounts for the financial year 2018 (discussion item)

4.             Adoption of the annual accounts, including the appropriation of net result, for the financial year 2018 (voting item)

5.             Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2018 (voting item)

6.             Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2018 (voting item)

7.             Composition Supervisory Board:
i.     Appointment of new Supervisory Board member Theresa Heggie (voting item)

ii.     Appointment of new Supervisory Board member Bart Filius (voting item)

8.             Amendment compensation policy Management Board (voting item)

9.             Amendment compensation principles Supervisory Board (voting item)

10.      Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2020 (voting item)

11.      Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

12.      Questions

13.      Closing of the AGM

Availability of AGM Materials

Copies of (i) this notice including the agenda for the AGM, (ii) the explanatory notes to the agenda for the AGM, (iii) the annual report of the Company, which includes the annual accounts for the financial year 2018, the report of the Management Board for the financial year 2018, and related information as required by law, (iv) the proposals for amended compensation policy for the management board and the amended compensation principles for the Supervisory Board and (iv) a template of the proxy form for registered shareholders, (the “AGM Materials”) are available on the Company’s website (www.proqr.com) (the “Website”) and can be obtained free of charge at the office of the Company (Zernikedreef 9, 2333 CK Leiden). The relevant AGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the SEC’s website (www.sec.gov). The Company will ensure that the relevant AGM Materials are also disseminated and/or made available for inspection, as appropriate, to the shareholders.

Attendance and voting

Only shareholders as of the close of business on April 23, 2019 (the “Record Date”) are entitled to attend and/or and vote at the AGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

The procedure for voting and attendance depend on the way you hold your shares in the Company:

Beneficial Owners: persons who hold their ordinary shares in the capital of the Company through a bank, broker or other nominee (through Cede & Co., as nominee for the Depository Trust Company) are regarded “Beneficial Owners”. This applies to the majority of ProQR’s shareholders.

•                  Proxy voting: Beneficial Owners who wish to vote by proxy, should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary through which they hold their beneficial ownership of shares. Beneficial Owners who have any questions in respect of the above procedure, are recommended to contact their bank or broker for further information.

•                  Attendance: Beneficial Owners who wish to attend the meeting in person must have their financial intermediary or their agent with whom the shares are on deposit issue a written statement to them which confirms their position at the record date. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address legal@proqr.com no later than on May 14th, 2019 and (ii) bring the statement received from their financial intermediary to the AGM.

Registered Shareholders: shareholders who are not holding their shares through a bank, broker or other nominee and are registered directly with the Company’s transfer agent AST are regarded “Registered Shareholders”.

•                  Proxy voting: Registered Shareholders who wish to vote by proxy may do so by using the template proxy form that has been made available on the Website as part of the AGM Materials.

•                 Attendance: Registered Shareholders who wish to attend the AGM in person must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address legal@proqr.com no later than on May 14th, 2019; and

Persons entitled to attend the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or identity card).

The Management Board and the Supervisory Board
April 18, 2019